July 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3720

Re:	Workday, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2014

Filed March 31, 2014

File No. 001-35680

Ladies and Gentlemen:

On behalf of Workday, Inc., set forth below is Workday’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 25, 2014. For ease of reference, the numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note that in your earnings calls you discuss the weighted average duration of new contracts signed in the quarter. Please tell us what consideration was given to disclosing this metric in MD&A. Also, tell us whether the weighted average duration of new contracts signed is a key performance indicator for your business. Refer to Section III.B.1 of SEC Release 33-8350.

We note that Section III.B of SEC Release No. 33-8350 (as well as Item 303(a) of Regulation S-K) focuses on disclosures related to material information that promotes an understanding of the financial condition and operating performance of a company. Our understanding of Item 303(a) and Release No. 33-8350 formed the basis of our management discussion and analysis of financial condition and results of operations (“MD&A”) as disclosed in our Form 10-K for the fiscal year ended January 31, 2014.

We respectfully advise the Staff that management does not view the weighted average duration of new contracts as a key performance indicator for our business, nor do we view this metric as material information that promotes an understanding of the operating performance of the company, and we therefore do not believe that disclosure of this metric is required in our MD&A. This information is, however, occasionally requested by financial analysts so we often provide this data in our earnings calls for their convenience.

Contractual Obligations, page 41

2.	We note from disclosure on page 73 that you had $77 million of unrecognized tax benefits as of January 31, 2014, which represents a significant increase over the prior year. Please tell us what consideration was given to disclosing liabilities relating to such benefits in the table of contractual obligations or in a note thereto. Refer to Item 303(a)(5) of Regulation S-K and Section C of SEC Release 33-9144.

We respectfully advise the Staff that we considered the possible cash outflows related to the $77 million of unrecognized tax benefit when preparing the Contractual Obligations table on page 41 of our Form 10-K. We further advise the Staff that only $2.1 million of this balance was classified as a non-current liability that may have future cash outlays. The remaining portion reduced deferred tax assets related to net operating losses. Due to the full valuation allowance against all of our deferred tax assets, the resulting net deferred tax asset is zero. We consider the $2.1 million non-current liability to be immaterial. Additionally, there were no components of the unrecognized tax benefits where we could determine the specific timing and amounts for future cash outlays and thus no amounts were included in the table or in a note thereto. In the event this amount becomes material in the future, we will include appropriate disclosure accordingly.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional Services Revenues, page 55

3.	We note the change in your revenue recognition policy disclosure for professional services from a milestone and customer acceptance method, as previously disclosed, to a proportional performance method. Please clarify whether there was a change in your recognition method and if so, tell us the reason for the change in method and when the change was effected.

We respectfully advise the Staff that there was no change in our revenue recognition policy for fixed price professional services contracts. In conjunction with our preparation of our Form 10-K, we evaluated the total population of our fixed price professional services contracts and determined there were only a limited number of remaining contracts to be accounted for using the milestone and customer acceptance method. As a result, we updated our professional services revenues disclosure to reflect the nature of the current majority of our fixed price professional services contracts, which are accounted for using the proportional performance method. We did not add additional information to the updated disclosure because the majority of our professional services contracts are on a time and materials basis and fixed price contracts have historically been, and continue to be, a small part of our professional services revenue.

Workday acknowledges that:

•	Workday is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Workday may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely, Workday, Inc.

/s/ Mark S. Peek
Mark S. Peek Chief Financial Officer

Cc:	Aneel Bhusri, Chief Executive Officer

James P. Shaughnessy, Esq., General Counsel

Melanie D. Vinson, Esq., Corporate Counsel

Workday, Inc.

Gordon K. Davidson, Esq.

Jeffery R. Vetter, Esq.

Fenwick & West LLP

Darcy Lopes

Ernst & Young LLP